TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA REPORTS INITIAL DRILL RESULTS FROM RED HILL PROJECT

Vancouver, BC, Canada – July 6, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce initial drill results from its Red Hill Project in Eureka County, Nevada. Miranda’s funding partner at Red Hill, NuLegacy Gold Corporation, have completed three holes in the Long Fault Anomaly predominately on Miranda’s portion of the Red Hill project.  Three holes in the ongoing drill campaign have been completed for approximately 4,430 ft (1,350 m).  Assays are available for only one of the holes.

As reported to the Company, of particular interest is a significant intercept of 5ft of 0.055 oz Au/t (1.5m of 1.874 g Au/t) within a broader zone of anomalous mineralization in RHM11-006. The gold bearing interval is within the hanging wall of the Long Fault Anomaly and occurs within carbonaceous and pyritic siltstone and limestone of the Horse Canyon Formation, a geologic host for economic mineralization in the nearby Cortez District.

* Anomalous is between 10 and 100 ppb Au (0.010 and 0.100 g Au/t). Drilled intersections; true widths cannot be estimated at this time.

Drill results continue to validate the Induced Polarization survey that defined the Long Fault Anomaly and suggest the presence of a significant gold-bearing hydrothermal system with alteration features common to gold deposits on the Cortez Trend.

Project Details

Red Hill is a sediment-hosted gold project consisting of 79 lode claims covering 2.6 sq mi (6.7 sq km) that is located 15 miles (24 km) southeast of the 12 million ounce Cortez Hills gold deposit. The Red Hill project occurs within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. It is one of a series of windows and associated gold deposits that define the Cortez Trend. The project covers an extensive area of hydrothermal alteration occurring within fault zones in and pervasively in lower-plate limestone.

In 2006 drill hole BRH-013 intersected 80 ft of 0.146 oz Au/t (24.4m of 4.987g Au/t) from 1,920 to 2,000 ft (585.4 to 609.8m), including 45 ft of 0.237 oz Au/t (13.7m of 8.105g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

All drill samples were collected with a reverse circulation drill using 5 ft (1.5 m) sample intervals and following standard industry practice. Samples were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish.  NuLegacy’s QC/QA included the insertion of numerous standards and blanks on a regular basis.  All data, disclosed in this press release, including sampling, analytical and test data have been reviewed and verified by Joseph Hebert, Vice President of Exploration, C.P.G., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.